EXHIBIT 99.1
                                                                    ------------


For Immediate Release                                          February 18, 2005

            ANTENNA TV S.A. COMPLETES OFFERING OF SENIOR NOTES IN AN
                AGGREGATE PRINCIPAL AMOUNT OF (EURO)120,000,000


ATHENS, GREECE--February 18, 2005 - Antenna TV S.A. (the "Company") today announced that it completed its offering of 7 1/4% Senior Notes due 2015 in an aggregate principal amount of (euro)120,000,000. The Company intends to use the net proceeds from the offering, together with available cash, to purchase any and all of the Company's outstanding 9 3/4% Notes due 2008 (the "2008 Notes").

In connection with the previously announced tender offer and consent solicitation, under the terms and subject to the conditions set forth in the Offer to Purchase and Solicitation of Consent dated as of January 28, 2005, relating to such tender offer and consent solicitation, the Company has accepted for payment (euro)123,534,000 in aggregate principal amount at maturity of its 2008 Notes which were validly tendered and not validly withdrawn at or prior to 12:00 midnight, New York City time, on February 10, 2005. In connection with the tender offer and consent solicitation, on February 11, 2005 the Company entered into a supplemental indenture for the 2008 Notes, which supplemental indenture became operative today. The tender offer and consent solicitation will expire at 12:00 midnight, New York City time, on February 25, 2005.

The senior notes offered and sold have not been registered under the Securities Act and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from the registration requirements thereof.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering sold would be unlawful.

Stabilization FSMA/IPMA.

                                     * * * *

Some information included in this press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified by the Company's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend" and similar expressions. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Additional information concerning potential factors that could affect the Company's financial results are included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as well as its other reports and filings with the SEC. The forward-looking statements included in this press release are made only as of the date of this report. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company can not assure you that projected results or events will be achieved

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  www.antenna.gr